SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                              TIMET Capital Trust I
                           Titanium Metals Corporation
                            (Name of Subject Company)

                                   Valhi, Inc.
                       (Names of Filing Persons (Offeror))

        6 5/8% Convertible Preferred Securities of TIMET Capital Trust I Convertible Preferred Securities Guarantee of Titanium Metals Corporation
                         (Title of Class of Securities)

                             887381408 and 887381309
                      (CUSIP Number of Class of Securities)

                                Steven L. Watson
                      President and Chief Executive Officer
                                   Valhi, Inc.
                              Three Lincoln Centre
                          5430 LBJ Freeway, Suite 1700
                               Dallas, Texas 75240
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                               Don M. Glendenning
                                 Toni Weinstein
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                                 (214) 740-8000

                            CALCULATION OF FILING FEE

--------------------------------------- ----------------------------------------
           Transaction Value *                     Amount of Filing Fee**
--------------------------------------- ----------------------------------------
--------------------------------------- ----------------------------------------
              $10,000,000                                 $2,000
--------------------------------------- ----------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the $10.00 tender offer price by 1,000,000, the maximum amount of securities to be purchased in the offer.

**       Calculated as 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $2,000             Filing Party:  Valhi, Inc.
         Form or Registration No.:  Schedule TO       Date Filed:    May 5, 2003

|_|      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|X|      third-party tender offer subject to Rule 14d-1.

|_|      issuer tender offer subject to Rule 13e-4.

|_|      going-private transaction subject to Rule 13e-3.

|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Amendment No. 3 is the final amendment to, and amends and supplements, the Tender Offer Statement on Schedule TO filed on May 5, 2003, as amended by Amendment No. 1 thereto filed on May 16, 2003 and Amendment No. 2 thereto filed on May 23, 2003 (as amended, the "Schedule TO") by Valhi, Inc., a Delaware corporation ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase up to 1,000,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities, liquidation preference $50 per security (the "Securities"), which represent undivided beneficial ownership interests in the assets of TIMET Capital Trust I, a Delaware statutory business trust (the "Trust"), at a purchase price of $10.00 per Security, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Securities include the associated guarantee by Titanium Metals Corporation, a Delaware corporation ("TIMET"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO.

         Section 10 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

         "The Offer expired at 12:00 midnight, New York City time, on Monday, June 2, 2003. Based on the information provided by the Depositary to Purchaser, 14,700 Securities had been tendered and not withdrawn (including guaranteed deliveries). Purchaser has accepted such Securities for purchase and payment. Purchaser has issued a press release, a copy of which is attached hereto as Exhibit (a)(8) and is incorporated herein by reference."

Item 12. Material to Be Filed as Exhibits.

(a)(1)   Offer to Purchase dated May 5, 2003.*

(a)(2)   Form of Letter of Transmittal.*

(a)(3)   Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)   Press Release issued by Purchaser on May 5, 2003.*

(a)(8)   Press Release issued by Purchaser on June 3, 2003.

(b)      None.

(d)(1) Intercorporate Services Agreement between TIMET and NL Industries, Inc., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.3 to NL Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(2) Intercorporate Services Agreement between TIMET and Tremont Corporation, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.2 to TIMET's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(3) Shareholders' Agreement, dated February 15, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc. (incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current Report on Form 8-K (File No. 1-10126) filed with the Securities and Exchange Commission on March 1, 1996).

(d)(4) Amendment to the Shareholders' Agreement, dated March 29, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to Exhibit 10.30 to Tremont
         Corporation's Annual Report on Form 10-K (File No. 1-10126) for the year ended December 31, 1995).

(d)(5) Amended and Restated Declaration of Trust of TIMET Capital Trust I, dated as of November 20, 1996, among Titanium Metals Corporation, as Sponsor, JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee and Joseph S. Compofelice, Robert E. Musgraves and Mark A. Wallace, as Regular Trustees (incorporated by reference to Exhibit 4.2 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996.)

(d)(6) Form of 6 5/8% Convertible Preferred Securities (incorporated by reference to Exhibit 4.4 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(7) Convertible Preferred Securities Guarantee, dated as of November 20, 1996, between TIMET, as Guarantor, and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Guarantee Trustee (incorporated by reference to Exhibit 4.7 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(8) Indenture for the 6 5/8% Convertible Subordinated Debentures, dated as of November 20, 1996 among TIMET and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit
         4.3 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(g)      None.

(h)      None.
------------------

*        Incorporated  by reference to the Schedule TO filed by Purchaser on May
         5, 2003.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2003                  VALHI, INC.


                                      By:  /s/ Steven L. Watson
                                           -----------------------------------
                                           Steven L. Watson
                                           President and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No.

(a)(1)   Offer to Purchase dated May 5, 2003.*

(a)(2)   Form of Letter of Transmittal.*

(a)(3)   Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)   Press Release issued by Purchaser on May 5, 2003.*

(a)(8)   Press Release issued by Purchaser on June 3, 2003.

(b)      None.

(d)(1) Intercorporate Services Agreement between TIMET and NL Industries, Inc., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.3 to NL Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(2) Intercorporate Services Agreement between TIMET and Tremont Corporation, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.2 to TIMET's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(3) Shareholders' Agreement, dated February 15, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc. (incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current Report on Form 8-K (File No. 1-10126) filed with the Securities and Exchange Commission on March 1, 1996).

(d)(4) Amendment to the Shareholders' Agreement, dated March 29, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to Exhibit 10.30 to Tremont
         Corporation's Annual Report on Form 10-K (File No. 1-10126) for the year ended December 31, 1995).

(d)(5) Amended and Restated Declaration of Trust of TIMET Capital Trust I, dated as of November 20, 1996, among Titanium Metals Corporation, as Sponsor, JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee and Joseph S. Compofelice, Robert E. Musgraves and Mark A. Wallace, as Regular Trustees (incorporated by reference to Exhibit 4.2 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996.)

(d)(6) Form of 6 5/8% Convertible Preferred Securities (incorporated by reference to Exhibit 4.4 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(7) Convertible Preferred Securities Guarantee, dated as of November 20, 1996, between TIMET, as Guarantor, and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Guarantee Trustee (incorporated by reference to Exhibit 4.7 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(8) Indenture for the 6 5/8% Convertible Subordinated Debentures, dated as of November 20, 1996 among TIMET and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit
         4.3 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(g)      None.

(h)      None.
------------------

*        Incorporated  by reference to the Schedule TO filed by Purchaser on May
         5, 2003.